AVELINO LAW FIRM
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Tel: (916) 941-6100

October 7, 2011

Mr. Karl Hiller, Branch Chief
Mr. Paul Mansour
Division of Corporate Finance
U.S. Securities Exchange Commission

Re:  Nilam Resources, Inc., Commission File # 333-135980, Request for 10 additional days

Dear Mr. Mansour,

We respectfully request ten (10) more days to file our response to SEC Comment Letter dated September 26, 2011.  Thank you for taking time to go over the issues in Comment Letter Dated September 26, 2011.  As stated in our telephone conversation today, we will complete the following sections of the letter:

1.	Reverse Split

The effective date of the (1/50) reverse split was October 10, 2008.  All shares and share activity were retroactively restated and disclosed.

2.	Financial Statement

We will follow the guidelines of RegS-X.T.Rule2-05.

3.	Related Party Transactions.

The former director’s contribution will be reconciled.

4.	Form 10Q for the Period Ending July 31, 2011.

Our Form 10Q is being converted to the XBRL format, and the 10Q is expected be filed by Monday, October 10, 2011 or by Tuesday, October 11, 2011.

We should have the Response to the SEC Comment Letter dated September 26, 2011 no later than October 21, 2011.  Please do not hesitate to call me if you have any questions regarding this response to your September 26, 2011 Comment Letter.

Sincerely,

/s/ Ken Avelino
Ken Avelino
Attorney for Nilam Resources, Inc.

Email: ken@avelinolawfirm.com   Website:  www.avelinolawfirm.com